November 28, 2023

VIA EDGAR

Ms. Kim McManus

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. McManus:

This response is provided on behalf of WisdomTree Trust (the “Trust”) with respect to Staff comments received orally on November 6 and 14, 2023 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 896, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 3, 2023 for the purpose of registering the WisdomTree Bianco Fixed Income Total Return Fund (the “Fund”) as a new series of the Trust. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

General and Administrative Comment

1.	Comment: Please update all material or otherwise missing, incomplete or omitted information in the Fund’s Prospectus and Statement of Additional Information (“SAI”).

Response: The Registrant confirms all missing information will be included in the Fund’s next Post-Effective Amendment. Additionally, the completed fee table is included herein as Exhibit A.

Prospectus Comments

2.	Comment: Please revise the Fund’s 80% policy to clarify that the Fund invests, directly or indirectly through ETFs, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in fixed income securities. The current 80% policy could permit the Fund to have less than 80% investment exposure to fixed income securities.

Response: The Fund’s name has been changed from the “WisdomTree Bianco Fixed Income Total Return Fund” to the “WisdomTree Bianco Total Return Fund.” As such, the Fund’s name no longer suggests that the Fund focuses its investments in a particular type of investment (i.e., Index constituents), and is no longer subject to compliance with Rule 35d-1. Accordingly, the Fund will not adopt an 80% investment policy pursuant to Rule 35d-1 and all references to such policy will be removed from the Fund’s Prospectus and SAI disclosure.

WisdomTree Asset Management, Inc. 250 West 34th Street, New York, NY 10119 | 212-801-2080 Tel 212-801-2081 Fax

3.	Comment: With respect to (ii) in the third paragraph under the “Principal Investment Strategies of the Fund” section of the Prospectus, please clarify whether a fixed income ETF will be required to meet any threshold or minimum exposure to fixed-income assets to be eligible for inclusion in the Eligible ETF Pool. For example, would a fixed income ETF that is 60% equity and 40% fixed income potentially qualify for inclusion in the Eligible ETF Pool?

Response: The Index Provider has revised its Index Methodology to clarify that to be eligible for inclusion in the Eligible ETF Pool, a fixed income ETF must have at least 90% of its net assets invested in fixed income securities or exposed to the risk and return characteristics of fixed income securities, such as through investments in some or all of the following: fixed income securities, cash (including cash equivalents), senior loans, preferred securities, or derivatives that provide economic exposure similar to fixed income securities.

4.	Comment: In the fourth paragraph under the “Principal Investment Strategies of the Fund” section of the Prospectus, please revise the disclosure to clarify whether the Index methodology uses defined criteria to establish the portfolio. If discretion is involved, please describe how it is limited and the specific circumstances in which discretionary judgment may be appropriate.

Response: We have revised the Fund’s disclosure under the “Principal Investment Strategies of the Fund” section accordingly.

5.	Comment: In the fourth paragraph under the “Principal Investment Strategies of the Fund” section of the Prospectus, please disclose the number of constituents or ETFs included in the Index. Please note that a range is permissible. Please also disclose whether any of the Index constituents, underlying ETFs or Index Provider are affiliates of the Fund or the Adviser. In addition, the disclosure should describe how the Index constituents are weighted (e.g., free flow, cap weighted, etc.). What is the Index Provider’s process for rebalancing or reconstituting the Index? Explain how frequently Index changes will be made.

Response: The Registrant has revised the disclosure under the “Principal Investment Strategies of the Fund” section to disclose the expected range of Index constituents and the method used to weight the Index constituents. The Registrant has revised the disclosure under the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section to describe in greater detail the Index Provider’s process for rebalancing or reconstituting the Index. The existing disclosure states that the Index will be rebalanced and reconstituted monthly, except as necessary to adjust the Index in response to certain non-routine circumstances, such as significant market events or changes in government policy. With regard to whether Index constituents and underlying ETFs may be affiliates of the Fund or the Adviser, the Registrant notes that the existing disclosure states that “WisdomTree ETFs may be included in the Eligible ETF Pool”. As noted elsewhere in this correspondence, the Index Provider is not affiliated with the Fund or the Adviser.

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6.	Comment: Under the “Principal Risks of Investing in the Fund” section of the Prospectus, expand the risk discussion to address the heightened risks associated with securities included in the Eligible ETF Pool (e.g., high yield, international, and emerging markets securities).

Response: The Registrant notes that given the size of the Eligible ETF Pool it is neither possible nor helpful to shareholders to include all possible risks related to the fixed income ETFs included in the Eligible ETF Pool in the Fund’s Prospectus. However, the Registrant confirms that to the extent the Fund has significant and consistent exposure to an underlying fixed income ETF that presents risks different from or in addition to those currently disclosed under the “Principal Risks of Investing in the Fund” section, it will revise its Prospectus disclosure to include a discussion of such risks.

7.	Comment: Please confirm if the creation units will be purchased primarily in cash. If so, then please disclose that purchases and redemptions of creation units primarily with cash, rather than through an in-kind transaction, may cause the Fund to incur certain costs, including brokerage costs or taxable gains/losses, that it might not have otherwise incurred if the Fund had transacted in-kind. Additionally, please disclose that these costs could be imposed on the Fund decreasing its net asset value (“NAV”) to the extent that the costs are not offset by a transaction fee payable by an Authorized Participant (“AP”).

Response: The Registrant confirms that the Fund expects to create and redeem creation units primarily on an in-kind basis. However, consistent with the Fund’s current disclosure and its Basket Construction and Acceptance Policy and Procedures, creation units may be issued and redeemed in exchange for a portfolio consisting of both securities and/or cash.

8.	Comment: In the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Prospectus, please disclose the number or range of Index constituents included in the Index.

Response: The Registrant notes that the Fund has disclosed the expected range of Index constituents under the “Principal Investment Strategies of the Fund” section of the Prospectus in response to Comment 5 above and, therefore, declines to duplicate the information in the Fund’s Item 9 disclosure.

9.	Comment: In the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Prospectus, the following sentence is noted: “The Fund may sell securities that are represented in the Index, or purchase securities that are not yet represented in the Index, in anticipation of their removal from or addition to the Index or to reflect various corporate actions or other changes to the Index.” Please confirm whether the Fund is passive or active. Please revise or clarify the disclosure, as appropriate, as it references more active management.

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Response: The Registrant confirms that the Fund is a “passive” index fund. The Registrant, however, respectfully declines to revise the referenced disclosure as it believes it is both accurate and not inconsistent with its investment objective to seek to track the performance of the Index. The Fund’s “passive management” approach merely means that it seeks to track the price and yield performance, before fees and expenses, of the Index. In contrast, an active management approach seeks to outperform a particular performance benchmark or index. The references to active and passive do not refer to an adviser’s ability to make investment decisions about the management of a fund, but rather the goal of the fund’s investment strategy. As is the case with the implementation of the Fund’s investment strategy, a passive management approach does not mean that the Adviser and/or the Sub-Adviser do not have discretion to make investment decisions about how best to seek to track the Fund’s Index and instead must always replicate the current composition of the Index. To the contrary, the Adviser and/or the Sub-Adviser may determine it is in the best interest of the Fund and its shareholders to replicate the composition of the Index under certain circumstances (e.g., when there are few constituents and all are readily available with no comparable substitutes) and to invest in a representative sample of the Index’s constituents under different circumstances (e.g., when there are numerous constituents, some of which are expensive to acquire in the quantity needed, and there are less expensive ETFs available that would serve as comparable substitutes). The Adviser and/or Sub-Adviser also may determine that it is prudent to adjust the Fund’s portfolio in advance of a known upcoming change to the constituents of the Index as the referenced disclosure indicates.

10.	Comment: In the “Additional Information About the Fund – Additional Non-Principal Risk Information” section of the Prospectus, the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” references derivatives. Please confirm that if derivatives are included in the Fund’s 20% basket, then the Fund will disclose those derivatives, with specificity, in the Fund’s principal investment strategy and principal risk sections of the Prospectus.

Response: As noted in response to Comment 2 above, the Fund is no longer subject to Rule 35d-1 and will not divide its portfolio into 80% and 20% baskets for compliance purposes. That being said, to the extent the Fund invests in derivatives to a significant extent, which is not currently anticipated, it will disclose in Item 4 of the Fund’s Prospectus the use of any such derivatives and the principal risks related thereto.

11.	Comment: Please confirm whether securities held by the Fund are traded outside of a collateralized securities system. If yes, please disclose that there are a limited number of financial institutions that may act as APs and post collateral for certain trades on an agency basis. Please also disclose that if APs exit the business or are unable to process creation and/or redemption orders and no other AP can step in to do so then there may be a diminished trading market for the Fund shares. In addition, disclose that this could, in turn, lead to differences between market value and underlying value of the Fund shares.

Response: The Registrant confirms that the Fund does not expect to invest in securities traded outside of the collateralized securities system. The Registrant believes that the requested disclosure is addressed in the risk disclosure set forth below, which is included in the “Additional Information About the Fund – Additional Non-Principal Risk Information” section of the Prospectus.

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“Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may serve as Authorized Participants. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. The Fund’s shares may trade at a prolonged and material premium or discount to NAV (or not trade at all) and possibly face trading halts and/or delisting if either of the following events occur: (i) Authorized Participants exit the business, experience a significant business disruption (including through the types of disruptions described under “Cybersecurity Risk” and “Operational Risk”), or otherwise become unable or unwilling to process creation and/or redemption orders and no other Authorized Participants step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business, experience a significant business disruption (including through the types of disruptions described under “Cybersecurity Risk” and “Operational Risk”), or significantly reduce their business activities and no other entities step forward to make and support markets in the Fund’s shares or otherwise facilitate liquidity in the markets.

This risk may be heightened to the extent that the Fund invests in derivatives or securities that trade on foreign exchanges or in markets that require foreign securities settlement and/or because Authorized Participants may be required to post collateral in relation to securities settlement, which only certain Authorized Participants may be able to do or interested in doing.”

12.	Comment: In the “Additional Information on Buying and Selling Fund Shares – Determination of Net Asset Value” section of the Prospectus, please clarify that market prices may be greater than or less than NAV and state how investors can access recent information about the Fund’s NAV.

Response: The Registrant has revised the disclosure under “Additional Information on Buying and Selling Fund Shares – Determination of Net Asset Value” accordingly. The Registrant notes that this information is also currently disclosed under “Principal Risks of Investing in the Fund - Shares of the Fund May Trade at Prices Other Than NAV” and “Buying and Selling Fund Shares.”

Exhibits

13.	Comment: Please include the index licensing or sub-licensing agreement that governs the Fund’s relationship with the Index Provider as an Exhibit to the registration statement.

Response: The Fund is not a party to either an index licensing agreement or a sub-licensing agreement related to the Index. The Registrant, therefore, respectfully declines to include any licensing agreement pertaining to the Index as an exhibit to its registration statement. The Index is provided pursuant to a licensing arrangement between WisdomTree Asset Management, Inc. (“WTAM”) and Bianco Research Advisors LLC, a third-party index provider that is not affiliated with WTAM, for use by and at no cost to the Fund.

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Sincerely,

/s/ Joanne Antico
Joanne Antico, Esq.
Secretary

cc:	Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

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EXHIBIT A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Acquired Fund Fees and Expenses	0.07%[1]
Total Annual Fund Operating Expenses	0.57%[2]
Fee Waiver	0.03%[3]
Total Annual Fund Operating Expenses After Fee Waiver	0.54%[2]

1 Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

2 The Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

3 WisdomTree Asset Management Inc. (“WisdomTree Asset Management” or the “Adviser”) has contractually agreed, through December 31, 2024, to reduce the Fund’s Management Fee in an amount equal to the management fee paid to it by any WisdomTree Fund in which the Fund invests with respect to such investment. The amount waived may be reduced to offset the incremental costs related to an investment in an underlying fund and paid by WisdomTree Asset Management. This waiver agreement may be terminated by WisdomTree Asset Management upon advance notice at the conclusion of any one-year term or by the Fund’s Board of Trustees at any time.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the example assumes the Fee Waiver applies only in the first year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$55	$180

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